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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.001 per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

            Gavin B. Grover, Esq.                       Carla Hamre Donelson, Esq.
           Morrison & Foerster LLP                            General Counsel
              425 Market Street                                 Verio Inc.
       San Francisco, California 94105             8005 South Chester Street, Suite 200
               (415) 268-7000                            Englewood, Colorado 80112
                                                              (303) 645-1900

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  This Amendment No. 4 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, and Amendment No. 3 thereto filed with the SEC on June 15, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, $.001 par value per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    (19) The Navyn 2000 Securities Trust, a "blind" trust the beneficiary of which is Paul J. Salem, sold 50,000 shares of Common Stock on May 11, 2000 at $57.81 per share. As a result, the Navyn 2000 Securities Trust held 147,071 shares of Common Stock as of the close of business on May 11, 2000. Thereafter, the Navyn 2000 Securities Trust sold 100,000 shares of Common Stock at $57.89 per share on May 12, 2000 and 20,000 shares of Common Stock at $57.81 per share on May 15, 2000. Finally, on May 17, 2000, the Navyn 2000 Securities Trust sold its remaining 27,071 shares of Common Stock at $57.83 per share. All of the transactions were effected in Boston, Massachusetts pursuant to Rule 144 under the Securities Act.

Item 8. Additional Information.

  Item 8, subsection "Certain Litigation Matters" of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    The Delaware Class Complaints and the Hughes action filed in the Court of Chancery of the State of Delaware in New Castle County have been voluntarily dismissed without prejudice. The dismissal orders relating to the lawsuits were entered in the Court of Chancery of the State of Delaware in New Castle County on June 9, 2000.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

   Exhibit No. Description
   ----------- -----------
   (a)(5)(R)   Letter to Verio Associates Who Formerly Held Best or Hiway
               Options from Carla Hamre Donelson, dated June 20, 2000

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

   (a)(5)(S)  Letter to Former Verio Associates Who Recently Terminated Employment with the Company from Carla
              Hamre Donelson, dated June 20, 2000

   (a)(5)(T)  Notice regarding Treatment of Unvested Options in Tender Offer Under the Verio Inc. 1998 Stock
              Incentive Plan that Replaced Options Originally Granted Under the Hiway Technologies, Inc. 1997
              Stock Option Plan, the Best Internet Communications, Inc. 1996 Stock Option Plan and the Best
              Internet Communications, Inc. 1998 Equity Incentive Plan

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2000.                              /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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